CUSIP No. 64881E 109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

New Source Energy Partners L.P.
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

64881E 109
(CUSIP Number)

Kristian B. Kos
914 North Broadway, Suite 230
Oklahoma City, Oklahoma 73102
(405) 272-3028
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 27, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

______________________________________________________________________________

1.	Names of Reporting Persons: Kristian B. Kos
I.R.S. Identification Nos. of Above Persons (entities only)
______________________________________________________________________________

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
______________________________________________________________________________

3.	SEC Use Only
______________________________________________________________________________

4.	Source of Funds
OO
______________________________________________________________________________

5.	Check if disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or

2(e)	[ ]
______________________________________________________________________________

6.	Citizenship or Place of Organization: United States
______________________________________________________________________________

CUSIP No. 64881E 109

Number of    7.    Sole Voting Power        1,032,377
Shares        __________________________________________________________________
Beneficially    8.    Shared Voting Power        0
Owned by    __________________________________________________________________
Each        9.    Sole Dispositive Power    1,032,377
Reporting    __________________________________________________________________
Person         10.    Shared Dispositive Power    0
With
______________________________________________________________________________
11.    Aggregate Amount Beneficially Owned by Each Reporting Person: 1,032,377
______________________________________________________________________________
12.    Check if the Aggregate Amount in Row 11 Excludes Certain Shares
(See Instructions)    [ ]
______________________________________________________________________________
13.    Percent of Class Represented by Amount in Row 11: 6.2%
______________________________________________________________________________
14.    Type of Reporting Person (See Instructions): IN
______________________________________________________________________________

This Amendment No. 2 (this “Amendment”) to Schedule 13D is filed by Kristian B. Kos (the “Reporting Person”) to amend the initial statement on Schedule 13D filed jointly by the Reporting Person and Deylau, LLC, a Delaware limited liability company (“Deylau”), on November 22, 2013, as previously amended by Amendment No. 1 thereto filed on January 22, 2015 (collectively, the “Prior 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Prior 13D. As reported in the most recently filed amendment forming a part of the Prior 13D, Deylau previously ceased to be the beneficial owner of more than five percent of the outstanding Common Units and therefore is not a party to this Amendment.
Item 1.    Security and Issuer.
The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Amendment.
Item 2.    Identity and Background.
Except for the subparagraphs specifically identified below, the information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Amendment.

(a)
Mr. Kos is the sole member of Deylau, and as such may be deemed to have the sole power to vote and to dispose of the Common Units directly owned by Deylau. No person other than Mr. Kos controls or serves as a manager or officer of Deylau.

CUSIP No. 64881E 109

Item 3.    Source and Amount of Funds or Other Consideration.
On April 27, 2015, the General Partner and the Partnership entered into an Exchange Agreement, and the General Partner adopted a related amendment to the Partnership’s First Amended and Restated Agreement of Limited Partnership. Pursuant to these instruments, the General Partner’s 155,102 general partner units in the Partnership were cancelled and exchanged for 155,102 Common Units, in order to eliminate the economic interest associated with the general partner units. The General Partner immediately distributed the Common Units received upon such exchange to its members in proportion to their respective ownership interests in the General Partner. As a result of its 69.4% limited liability company interest in the General Partner, Deylau received 107,640 Common Units via this distribution.
Apart from the foregoing, the information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Amendment.
Item 4.    Purpose of Transaction.
The information set forth in the Prior 13D with respect to this Item has not changed materially as of the date of this Amendment, except as indicated in the subparagraphs specifically identified below:

(a)
On April 27, 2015, Deylau entered into a Purchase Agreement (the “Purchase Agreement”) with 2100 Energy LLC (“2100 Energy”), an entity controlled by Larry E. Lee, and the Partnership, pursuant to which Deylau sold an 18.4% limited liability company interest in the General Partner to 2100 Energy. In connection with the transactions contemplated in the Purchase Agreement, 2100 Energy committed to use its commercially reasonable efforts to cause one or more third parties to transfer at least $150,000,000 (or $100,000,000 in certain circumstances) of oil and natural gas assets to a wholly-owned subsidiary of the Partnership, subject to the approval of the board of directors of the General Partner on behalf of the Partnership. In connection with any such acquisition of oil and natural gas assets by the Partnership, it is possible that additional Common Units and/or other securities of the Partnership may be issued to the parties transferring such assets to the Partnership, in addition or as an alternative to other forms of consideration.

(d)
Pursuant to the Purchase Agreement, Deylau has agreed to act with respect to its remaining 51% limited liability company interest in the General Partner so as to elect an individual designated by 2100 Energy to the board of directors of the General Partner (so long as such person meets the minimum qualification standards required to serve as a member of the board of directors pursuant to applicable securities laws and the rules and regulations of the New York Stock Exchange). As of the date of this Amendment, 2100 Energy has not yet designated a person for service on the board of directors of the General Partner. It is expected that any such person, if designated by 2100 Energy, will fill an existing vacancy on the General Partner’s board of directors.

(e)
As previously indicated in subparagraph (a) of this Item, additional securities of the Partnership may be issued in connection with any transfer of oil and natural gas assets to the Partnership that is facilitated by 2100 Energy. The issuance of any such additional securities would change the Partnership’s capitalization. In addition, as described in Item 3, a change in the Partnership’s capitalization was effectuated via the exchange of the General Partner’s general partner units for Common Units on April 27, 2015.

CUSIP No. 64881E 109

(f)
Pursuant to the Purchase Agreement, if and to the extent 2100 Energy sources a transaction under which the Partnership, through a wholly-owned subsidiary, acquires at least $150,000,000 (or $100,000,000 in certain circumstances) of oil and natural gas assets, Deylau will transfer its remaining 51% limited liability company interest in the General Partner to 2100 Energy concurrently with such acquisition. Upon the completion of this transfer, 2100 Energy will assume control of the General Partner, including the right to appoint directors to the General Partner’s board of directors, by virtue of the 69.4% limited liability company interest 2100 Energy will hold in the General Partner following such transfer. 2100 Energy has agreed to cast its vote as a member of the General Partner in favor of the continuing service of both the Reporting Person and Dikran Tourian on the General Partner’s board of directors (so long as such persons respectively meet the minimum qualification standards required to serve as a member of the board of directors pursuant to applicable securities laws and the rules and regulations of the New York Stock Exchange) for a period of time.

In addition to the foregoing, the Purchase Agreement provides that the Partnership will transfer all of the limited liability company interest in MidCentral Energy GP, LLC to an entity owned by Deylau and Signature Investments, LLC. MidCentral Energy GP, LLC is the sole general partner of MidCentral Energy Partners L.P., which operates the oilfield services segment of the Partnership’s business and in which the Partnership owns all of the Class A limited partner interests. This transfer by the Partnership of its ownership interest in MidCentral Energy GP, LLC to the entity owned by Deylau and Signature Investments, LLC will result in the cessation of the Partnership’s control of the general partner of MidCentral Energy Partners L.P., which may be deemed to constitute a material change in the Partnership’s business or entity structure.

(g)
In connection with the cancellation and exchange of the General Partner’s general partner units in the Partnership for Common Units as described in Item 3 of this Amendment, an amendment to the Partnership’s First Amended and Restated Agreement of Limited Partnership was adopted by the General Partner in order to eliminate the economic rights associated with the General Partner’s general interest in the Partnership. The Reporting Person does not believe this amendment had any material impact on the Partnership or its limited partners or imposed any new impediments to the acquisition of control of the Partnership.

Item 5.    Interest in Securities of the Issuer.

(a)
As of the date of this Amendment, the Reporting Person is the beneficial owner of 1,032,377 Common Units, which constitutes 6.2% of the outstanding Common Units. Such amount includes 790,402 Common Units, or 4.8% of the outstanding Common Units, held by Deylau, of which the Reporting Person is the sole member and manager. The beneficial ownership percentage of the Reporting Person has been calculated based on (i) 16,403,134 Common Units outstanding as of March 6, 2015, as reported by the Partnership in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 20, 2015, plus (ii) 155,102 additional Common Units issued by the Partnership on April 27, 2015, in exchange for the general partner units as described in Item 3 of this Amendment.

(b)
The Reporting Person has sole voting and dispositive power with respect to all 1,032,377 Common Units beneficially held by him, including sole voting and dispositive power with respect to the 790,402 Common Units held by Deylau by virtue of the Reporting Person’s position as sole member and manager of Deylau.

(c)
As described in Item 3 of this Amendment, the General Partner received 155,102 Common Units from the Partnership on April 27, 2015, in exchange for its general partner units of the Partnership. The General Partner immediately distributed such Common Units to its members pro rata in accordance with their interests in the General Partner. As a result of such distribution, Deylau received 107,640 Common Units from the General Partner.

CUSIP No. 64881E 109

(d)
The Reporting Person has the right to receive distributions from, and the proceeds from the sale of, the Common Units beneficially owned by him as reported in this Amendment. Except for the foregoing, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in Item 5 of this Amendment is hereby incorporated supplementally into the disclosures under this Item in the Prior 13D.
Item 7.    Material to Be Filed as Exhibits.
The following are filed herewith as exhibits to this Amendment and as a supplement to the exhibits previously filed with the Prior 13D:

Exhibit I
Purchase Agreement dated as of April 27, 2015, among Deylau, 2100 Energy and the Partnership (incorporated by reference to Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2015).

Exhibit J
Exchange Agreement dated as of April 27, 2015, between the General Partner and the Partnership (incorporated by reference to Exhibit 10.3 to the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2015).

Exhibit K
Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of April 27, 2015 (incorporated by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2015).

Signature.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 29, 2015	/s/ Kristian B. Kos
Kristian B. Kos